UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

S&P Global Ratings (“S&P Global”) has, vide a press release dated August 14, 2025, revised the Bank’s credit rating and outlook to “BBB/Stable/A-2” from “BBB-/Positive/A-3”. The Bank’s stand-alone credit profile (SACP) has been affirmed at “a-”.

The press release issued by S&P Global is attached herewith.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

August 14, 2025

•	We expect India's sound economic fundamentals to underpin growth momentum over the next two to three years. In addition, monetary policy settings have become increasingly conducive to managing inflationary expectations. We therefore upgraded India to 'BBB/Stable/A-2' from 'BBB-/Positive/A-3'.

•	India's financial institutions will continue to ride the country's good economic growth momentum. These entities will benefit from their domestic focus and structural improvements in the system such as in the recovery of bad loans.

•	We expect India's banks to maintain adequate asset quality, good profitability, and enhanced capitalization over the next 12-24 months. This is despite some pockets of stress.

•	We raised our long-term issuer credit ratings on seven Indian banks and three finance companies. We have also revised upward our assessment of the stand-alone credit profiles (SACP) of seven of these entities.

SINGAPORE (S&P Global Ratings) Aug 14, 2025--S&P Global Ratings today upgraded 10 Indian financial institutions (see list below). This follows a similar action on the sovereign credit rating on India (BBB/Stable/A-2). We have also raised the issue and program ratings on these entities by one notch.

Upgrades of Indian financial institutions

	To	From
Banks
HDFC Bank Ltd.	BBB/Stable/A-2	BBB-/Positive/A-3
ICICI Bank Ltd.*	BBB/Stable/A-2	BBB-/Positive/A-3
State Bank of India	BBB/Stable/A-2	BBB-/Positive/A-3
Axis Bank Ltd.	BBB/Stable/A-2	BBB-/Positive/A-3
Kotak Mahindra Bank	BBB/Stable/A-2	BBB-/Positive/A-3
Union Bank of India	BBB/Stable/A-2	BBB-/Positive/A-3
Indian Bank	BBB/Stable/A-2	BBB-/Positive/A-3
Finance companies
Bajaj Finance Ltd.	BBB/Stable/A-2	BBB-/Positive/A-3
Tata Capital Ltd.	BBB/Stable/A-2	BBB-/Positive/A-3

Primary Contacts

Nikita Anand

Singapore

65-6216-1050

nikita.anand @spglobal.com

Deepali V Seth Chhabria

Mumbai 912261373187

deepali.seth @spglobal.com

Shinoy Varghese

Singapore

65-6597-6247

shinoy.varghese1 @spglobal.com

Aurick Soh

Singapore

65-6216-1134

aurick.soh @spglobal.com

See complete contact list at end of article.

www.spglobal.com/ratingsdirect	August 14, 2025	1

Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

Upgrades of Indian financial institutions

	To	From
L&T Finance Ltd.	BBB/Stable/A-2	BBB-/Positive/A-3

*Foreign currency rating only.

We revised upward our assessment of the stand-alone credit profiles of State Bank of India, Axis Bank Ltd., Kotak Mahindra Bank, Union Bank of India, Indian Bank, Tata Capital Ltd., and L&T Finance Ltd. by one notch each due to likely improvement in their risk adjusted capital (RAC) ratios. The gains will be driven by fresh capital raising or benefits from lower risk weights due to a reduction in economic risk and the sovereign upgrade.

The ratings on many Indian financial institutions are capped by our sovereign rating on India. This is due to the direct and indirect influence that the sovereign has on financial institutions operating in the country.

In our view, some of the factors benefiting the sovereign's creditworthiness will have a positive effect on operating conditions for financial institutions in India. In particular, infrastructure spending will likely pave the way for robust economic growth, which will support banks' asset quality (see "India Upgraded To 'BBB' On Economic Resilience And Sustained Fiscal Consolidation; Outlook Stable," published Aug. 14, 2025).

The insolvency and bankruptcy code (IBC) has improved the payment culture and rule of law in India. The code, introduced in 2016, has tilted the balance in favor of the creditors. It has also promoted a credit culture that encourages restructuring of going-concern entities. The IBC has reduced the average resolution time for bad loans to less than two years now, according to official data, from six to eight years earlier. Recovery values have also improved to more than 30%, from 15%-20% under the previous bankruptcy regime.

As such, we believe credit risk in the system has reduced. Accordingly, we have revised upward our economic risk assessment for the Indian banking system to '5' from '6'. Our Banking Industry Country Risk Assessment (BICRA) for India remains unchanged at group '5'. And the economic and industry risk trend remains stable.

The asset quality of Indian banks will remain healthy. This reflects structural improvements in operating conditions and good economic prospects. Credit losses could inch up to 0.8%-0.9% over the next 12-24 months from decade-low levels of 0.6% in fiscal 2025 (ended March 31, 2025). However, they will compare favorably with long-term average credit costs of 1.5%. Pockets of stress have emerged in some asset classes, namely small-ticket unsecured personal loans, credit cards, commercial vehicle financing, and microfinance loans. These segments have grown rapidly over the past few years and have contributed to incremental growth in nonperforming loans.

We believe underwriting standards for secured retail loans are healthy in the Indian banking system, and delinquencies will remain manageable. Tightening regulations and stricter guardrails in microfinance should also contain asset-quality strains.

India's sound growth prospects and falling interest rates will also support banks' asset quality. We project the banking sector's weak loans (including standard restructured advances) will remain at 3.0%-3.1% of gross loans at the end of March 2026, in line with the decade low of 3.0% as of March 31, 2025.

The rise in credit costs and a possible dip in margins could drive down the return on average assets (RoAA) of Indian banks to 1.2%-1.3% in fiscal 2026, comparable to that of global peers.

www.spglobal.com/ratingsdirect	August 14, 2025	2

Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

Risk-adjusted capitalization will stay strong. This will be supported by good profitability, capital-raising plans of some state-owned banks and financial institutions, and a likely moderation in loan growth. S&P Global Ratings' RAC ratio for the banking sector will also benefit from lower risk weights due to a reduction in economic risk and the upgrade of the sovereign.

Rating Actions On Individual Entities

HDFC Bank Ltd.

(Primary Credit Analyst: Shinoy Varghese)

Our upgrade of HDFC Bank follows a similar rating action on India. We maintained our assessment of the bank's SACP at 'a-'.

We expect our RAC ratio for HDFC Bank to be 13.5%-14.5% over the next two years, benefiting from lower risk weights because risks are recalibrated to reflect India's improved economic environment and the upgrade of the sovereign. We expect the bank's capitalization to also improve thanks to proceeds from the IPO of subsidiary HDB Financial Services Ltd. (HDB) for Indian rupee (INR) 125 billion in fiscal 2026.

The sovereign rating continues to cap the rating on HDFC Bank because we do not rate Indian banks above the sovereign. This is due to the direct and indirect influence the sovereign has on banks operating in India.

Outlook

The stable rating outlook on HDFC Bank reflects that on the sovereign. We expect HDFC Bank to maintain its solid market position, strong capitalization, and low credit costs over the next two years.

The outlook also reflects our view that HDFC Bank's strong management and governance structure will continue to underpin its above-average financial performance over the next two years.

Downside scenario

A downgrade of HDFC Bank is unlikely over the next two years.

We could lower the ratings on the bank if we downgrade India or if we revise downward the SACP by three notches, both of which are unlikely in the next two years.

We could lower the SACP on HDFC Bank if we were to no longer regard its risk management practices and underwriting standards as superior to those of its peers.

Upside scenario

We could upgrade HDFC Bank if we raise our sovereign ratings on India.

Ratings Score Snapshot
	To	From
Issuer credit rating	BBB/Stable/A-2	BBB-/Positive/A- 3
SACP	a-	a-
Anchor	bbb-	bbb-

www.spglobal.com/ratingsdirect	August 14, 2025	3

Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

Ratings Score Snapshot
	To	From
Business position	Strong (1)	Strong (1)
Capital and earnings	Strong (1)	Strong (1)
Risk position	Strong (1)	Strong (1)
Funding and liquidity	Adequate and Strong (0)	Adequate and Strong (0)
Comparable ratings analysis	0	0
Support	0	0
ALAC support	0	0
GRE support	0	0
Group support	0	0
Sovereign support	0	0
Additional factors	-2	-3

SACP--Stand-alone credit profile. ALAC--Additional loss-absorbing capacity. GRE--Government-related entity.

ICICI Bank Ltd.

(Primary analyst: Aurick Soh)

Our upgrade of ICICI Bank follows a similar rating action on India. We continue to assess the bank's SACP at 'a-'.

We estimate the bank's RAC ratio will be 12.5%-13% over the next 24 months. The ratio will benefit from lower risk weights because we have recalibrated them to reflect India's improved economic environment and the upgrade of the sovereign.

The rating on ICICI Bank is capped by the sovereign rating and will therefore move in tandem with that on the sovereign. We do not rate Indian banks above the sovereign due to the direct and indirect influence the sovereign has on banks operating in the country.

Outlook

The stable rating outlook on ICICI Bank reflects that on the sovereign.

We expect ICICI to maintain its strong position in the Indian banking sector. The bank's asset quality is likely to remain better than the Indian sector average, and comparable to that of similarly rated international peers.

In our view, ICICI will maintain good capitalization over the next two years, on the back of healthy earnings. The bank will also likely maintain its solid funding and liquidity profile over the period.

Downside scenario

A downgrade of ICICI is unlikely, in our view.

We could lower the ratings on the bank if we downgrade India or if we revise downward the SACP by three notches, both of which are unlikely in the next 24 months.

We may revise downward our assessment of ICICI's SACP if the bank's asset quality deteriorates. This could happen if above-average credit growth results in a buildup of credit risk.

www.spglobal.com/ratingsdirect	August 14, 2025	4

Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

Upside scenario

We could upgrade ICICI if we raise our sovereign ratings on India.

Rating Component Scores
	To	From
Issuer credit rating	BBB/Stable/A-2	BBB- /Positive/A-3
SACP	a-	a-
Anchor	bbb-	bbb-
Business position	Strong (1)	Strong (1)
Capital and earnings	Strong (1)	Strong (1)
Risk position	Adequate (0)	Adequate (0)
Funding and liquidity	Strong and Strong (1)	Strong and Strong (1)
Comparable ratings analysis	0	0
Support	0	0
ALAC support	0	0
GRE support	0	0
Group support	0	0
Sovereign support	0	0
Additional factors	-2	-3

State Bank of India

(Primary analyst: Aurick Soh)

Our upgrade of SBI follows a similar rating action on India.

At the same time, we revised upward our assessment of the bank's SACP to 'bbb+' from 'bbb' to reflect its improving capitalization. SBI's capital infusion of INR250 billion in July 2025 will bolster its capital. SBI's risk-adjusted capital will also benefit from lower risk weights because risks are recalibrated to reflect India's improved economic environment and the upgrade of the sovereign. The bank's RAC ratio should therefore improve to 7.0%-7.5% over the next 24 months, from 5.9% as of March 31, 2024.

We forecast SBI's return on assets will stay at 0.9%-1.0% over next two years, supported by the bank's contained credit costs amid a benign credit cycle in India.

We see a very high likelihood that the government would provide the bank with timely and sufficient extraordinary support in the event of financial distress.

The rating on SBI remains capped by the sovereign rating because we do not rate Indian banks above the sovereign. This is due to the direct and indirect influence the sovereign has on banks operating in the country.

Outlook

The stable rating outlook on SBI reflects that on the sovereign. We expect the bank to maintain its market leadership in India's banking sector over the next two years. SBI's funding and liquidity will stay strong, supported by high customer confidence.

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Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

In our view, the bank's asset quality will remain better than the Indian sector average and comparable to that of similar rated international peers. SBI's capitalization is adequate, though slightly weaker than that of private sector banks in India. Our ratings on SBI continue to factor in a very high likelihood of government support for the bank.

Downside scenario

A downgrade of SBI is unlikely over the next two years, in our view.

Our assessment of the bank's SACP will need to weaken by three notches for that to happen. The SACP could come under pressure if SBI is unable to sustain improved capitalization levels, such that we expect the RAC ratio to dip below 7% on a sustainable basis.

Upside scenario We could upgrade SBI if we raise our sovereign ratings on India. Rating Component Scores
	To	From
Issuer credit rating	BBB/Stable/A-2	BBB- /Positive/A-3
SACP	bbb+	bbb
Anchor	bbb-	bbb-
Business position	Strong (1)	Strong (1)
Capital and earnings	Adequate (0)	Moderate (-1)
Risk position	Adequate (0)	Adequate (0)
Funding and liquidity	Strong and Strong (1)	Strong and Strong (1)
Comparable ratings analysis	0	0
Support	0	0
ALAC support	0	0
GRE support	0	0
Group support	0	0
Sovereign support	0	0
Additional factors	-1	-1

Axis Bank Ltd.

(Primary analyst: Aurick Soh)

Our upgrade of Axis Bank follows a similar rating action on India.

At the same time, we revised upward our assessment of Axis Bank's SACP to 'bbb+' from 'bbb'. This reflects the bank's strengthened risk-adjusted capitalization, partly due India's improved economic environment and the resultant lower risk weights for the bank's exposures. We forecast Axis Bank's RAC ratio will stay above 10% (commensurate with a strong assessment) over the next 24 months. This is despite our forecast that the bank's return on assets will decline moderately to 1.4%-1.5% over next two years, driven by lower margins and elevated credit costs.

The rating on Axis bank is capped by the sovereign rating and will therefore move in tandem with that on the sovereign. We do not rate Indian banks above the sovereign due to the direct and indirect influence the sovereign has on banks operating in the country.

www.spglobal.com/ratingsdirect	August 14, 2025	6

Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

Outlook

The stable rating outlook on Axis Bank reflects our view that the bank will maintain its strong market position in India's banking sector over the next two years. Axis Bank's asset quality should stay comparable to that of similarly-rated international peers. In our view, the bank's solid earnings over the next two years will support its capitalization.

Downside scenario

A downgrade of Axis Bank is unlikely over the next two years, in our view. Our assessment of the bank's SACP will need to weaken by two notches for that to happen.

We could lower our assessment of the SACP by a notch if Axis Bank is unable to sustain a RAC ratio above 10%. This could happen if Axis Bank's loan growth accelerates, credit costs are materially higher, or margins significantly contract, hitting internal capital generation.

Upside scenario

We could upgrade Axis Bank if we raise our sovereign rating on India.

Rating Component Scores
	To	From
Issuer credit rating	BBB/Stable/A-2	BBB-/Positive/A-3
SACP	bbb+	bbb
Anchor	bbb-	bbb-
Business position	Strong (+1)	Strong (+1)
Capital and earnings	Strong (+1)	Adequate (0)
Risk position	Adequate (0)	Adequate (0)
Funding and liquidity	Adequate and Adequate (0)	Adequate and Adequate (0)
Comparable ratings analysis	0	0
Support	0	0
ALAC support	0	0
GRE support	0	0
Group support	0	0
Sovereign support	0	0
Additional factors	-1	-1

Kotak Mahindra Bank

(Primary analyst: Aurick Soh)

Our upgrade of Kotak Mahindra Bank follows a similar rating action on India.

At the same time, we revised upward our assessment of Kotak Mahindra Bank's SACP to 'bbb+' from 'bbb'. This reflects the bank's strengthened risk-adjusted capitalization, partly due to India's improved economic environment, the sovereign upgrade and the resultant lower risk weights for the bank's exposures. We expect Kotak Mahindra Bank's RAC ratio to sustain above 15% (commensurate with a very strong assessment) over the next 24 months. We forecast the bank's return on assets will decline moderately to 2.3%-2.4% over next two years, driven by lower margins and elevated credit costs.

www.spglobal.com/ratingsdirect	August 14, 2025	7

Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

The rating on Kotak Mahindra Bank is capped by the sovereign credit rating on India because we do not rate Indian banks above the sovereign. This is due to the direct and indirect influence that the sovereign has on banks operating in the country.

Outlook

The stable rating outlook on Kotak Mahindra Bank reflects our view that the bank's capitalization will stay very strong over the next two years. We believe Kotak Mahindra Bank's good risk management and deposit stability will support its credit profile.

Downside scenario

A downgrade of Kotak Mahindra Bank is unlikely over the next 12-24 months, in our view. Our assessment of the bank's SACP will need to weaken by two notches for that to happen.

We could lower our assessment of the SACP by a notch if Kotak Mahindra Bank makes strategic mis-steps, such that the bank's asset quality or funding profile deteriorates materially for a sustained period.

Upside scenario

We could upgrade Kotak Mahindra Bank if we raise our sovereign ratings on India.

Rating Component Scores
	To	From
Issuer credit rating	BBB/Stable/A-2	BBB-/Positive/A-3
SACP	bbb+	bbb
Anchor	bbb-	bbb-
Business position	Adequate (0)	Adequate (0)
Capital and earnings	Very Strong (+2)	Strong (+1)
Risk position	Adequate (0)	Adequate (0)
Funding and liquidity	Adequate and adequate (0)	Adequate and adequate (0)
Comparable ratings analysis	0	0
Support	0	0
ALAC support	0	0
GRE support	0	0
Group support	0	0
Sovereign support	0	0
Additional factors	-1	-1

Union Bank of India

(Primary analyst: Aurick Soh)

Our upgrade of Union Bank of India (UBI) follows a similar rating action on India. We see a very high likelihood that the government would provide the bank with timely and sufficient extraordinary support in the event of financial distress.

At the same time, we revised upward our assessment of UBI's SACP to 'bbb-' from 'bb+' to reflect our view that the bank will be able to maintain its strengthened capital levels over the next 24 months. UBI's capitalization has increased due to lower risk weights reflecting India's improved

www.spglobal.com/ratingsdirect	August 14, 2025	8

Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

economic conditions. We expect UBI to maintain its RAC ratio at 8%-9% over the next 24 months, compared with 8.8% as of March 31, 2025 (calibrated from economic risk of '5' and sovereign ratings of 'BBB').

We have not factored any capital infusion in our assumptions. UBI's capital will get a boost if the bank goes ahead with its equity raising plan of INR30 billion. However, we still expect capitalization to remain in the adequate category.

We believe UBI's adequate earnings and average dividend payout ratio of about 25% should be sufficient to sustain loan growth of 9%-12%. As such, we have revised our capital and earnings assessment for the bank to adequate from moderate.

Outlook

The stable rating outlook on UBI reflects our view that the bank will sustain its improved capital position over the next 24 months, and the likelihood of government support for the bank will remain very high.

Downside scenario

We could lower the ratings if we downgrade India or if we revise downward UBI's SACP.

The SACP could weaken by a notch if UBI's funding profile deteriorates. This could be indicated by a lower deposit market share, a sustained drop in low-cost deposits, or a sustained increase in the loan-to-deposit ratio. We could also revise the bank's SACP downward if UBI's risk management and asset quality weaken materially.

Upside scenario

We could upgrade UBI if we raise the sovereign ratings on India and revise the bank's SACP upward. We view this scenario as unlikely over the next 24 months.

The bank's SACP could rise by a notch if its asset quality improves to a level similar to that of larger Indian banks.

Rating Component Scores
	To	From
Issuer credit rating	BBB/Stable/A-2	BBB-/Positive/A-3
SACP	bbb-	bb+
Anchor	bbb-	bbb-
Business position	Adequate (0)	Adequate (0)
Capital and earnings	Adequate (0)	Moderate (-1)
Risk position	Moderate (-1)	Moderate (-1)
Funding and liquidity	Strong and Strong (+1)	Strong and Strong (+1)
Comparable ratings analysis	0	0
Support	+1	+1
ALAC support	0	0
GRE support	+1	+1
Group support	0	0
Sovereign support	0	0
Additional factors	0	0

www.spglobal.com/ratingsdirect	August 14, 2025	9

Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

Indian Bank

(Primary analyst: Aurick Soh)

Our upgrade of Indian Bank follows a similar rating action on India. We see a very high likelihood that the government would provide the bank with timely and sufficient extraordinary support in the event of financial distress.

At the same time, we revised upward our assessment of Indian Bank's SACP to 'bbb-' from 'bb+' to reflect our view that the bank will be able to sustain improvement in its capital buffers over the next two years. We expect Indian Bank to maintain its RAC ratio sustainably at 9.0%-9.5% over the next two years, compared with 7.9% as on March 31, 2025. This is due in part to lower risk weights because we have recalibrated risks to reflect India's improved economic environment and the upgrade of the sovereign.

We have not factored any capital infusion into our assumptions. Indian Bank will further strengthen its capital if it goes ahead with a plan to raise INR50 billion in equity. However, we expect the bank's RAC ratio to remain below 10.0%. Accordingly, we have revised our capital and earnings assessment for the bank to adequate from moderate.

Outlook

The stable rating outlook reflects our view that Indian Bank will sustain its improved capital position, as well as our expectation that the likelihood of government support for the bank will remain very high over the next two years.

In our view, Indian Bank will maintain solid funding and liquidity over the next two years, supported by high customer confidence.

Downside scenario

We could downgrade Indian Bank if we lower the sovereign ratings on India or if we revise downward the SACP on the bank. We could lower the SACP by a notch if the bank's risk management and asset quality weaken materially. This could happen, for example, due to strategic missteps.

Upside scenario

We could upgrade Indian Bank if we raise our sovereign ratings on India and our assessment of the bank's SACP improves. We view this scenario as unlikely over the next 24 months.

We could raise the SACP by a notch if the bank's RAC ratio rises above 10% sustainably or its asset quality improves to a level similar to those of larger Indian banks.

Rating Component Scores
	To	From
Issuer credit rating	BBB/Stable/A-2	BBB-/Positive/A-3
SACP	bbb-	bb+
Anchor	bbb-	bbb-
Business position	Adequate (0)	Adequate (0)
Capital and earnings	Adequate (0)	Moderate (-1)
Risk position	Moderate (-1)	Moderate (-1)
Funding and liquidity	Strong and Strong (+1)	Strong and Strong (+1)

www.spglobal.com/ratingsdirect	August 14, 2025	10

Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

Rating Component Scores
	To	From
Comparable ratings analysis	0	0
Support	+1	+1
ALAC support	0	0
GRE support	+1	+1
Group support	0	0
Sovereign support	0	0
Additional factors	0	0

Bajaj Finance Ltd.

(Primary analyst: Shinoy Varghese)

Our upgrade of Bajaj Finance follows a similar rating action on the India sovereign. Our assessment of the finance company's SACP remains unchanged at 'bbb'.

Bajaj Finance's creditworthiness benefits from the company's strong market position in the financing of consumer durables and two- and three-wheelers, and its adequate liquidity.

We expect Bajaj Finance to sustain its RAC ratio above 15%, in line with a very strong capital and earnings assessment over the next 12-24 months. The ratio was 18.9% as of March 31, 2025, benefiting from lower risk weights because risks are recalibrated to reflect India's improved economic environment and the upgrade of the sovereign. We also expect the ratio to benefit from the company's good profitability and low dividend payout amid some pressure from the company's likely above-average loan growth.

Bajaj Finance's capital and risk position together will remain a credit strength, in our opinion. We view the company's underwriting standards as satisfactory. Its target segment of largely mass- affluent borrowers (other than in the auto-finance business or in recent new ventures) is also better than domestic peers'.

That said, Bajaj Finance's concentration in the inherently higher-risk unsecured consumer lending leads to structurally higher credit costs. We expect the company's credit costs to remain at about 2%, over the next 12-24 months, higher than that of its rated peers.

Outlook

The stable rating outlook reflects our view that Bajaj Finance will maintain its strong market position and healthy capital position over the next two years. We also expect the company's liquidity and funding profile to remain adequate over the period.

Bajaj Finance's creditworthiness is somewhat insulated from any stress in other companies of the parent group, in our view. That's because the company is prudentially regulated and listed, restricting its ability to directly support other members of the group in the case of an extraordinary event. Moreover, Bajaj Finance is financially and operationally independent from other group companies.

Downside scenario

A downgrade of Bajaj Finance is unlikely over the next 12-24 months, in our view.

www.spglobal.com/ratingsdirect	August 14, 2025	11

Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

Upside scenario

An upgrade of Bajaj Finance is contingent on an improvement in the company's financial profile as well as the sovereign credit ratings on India. We view this scenario as unlikely over the next 12- 24 months.

Rating Component Scores
	To	From
Issuer credit rating	BBB/Stable/A-2	BBB-/Positive/A-3
SACP	bbb	bbb
Anchor	bb+	bb+
Business position	Strong(+1)	Strong(+1)
Capital and earnings	Very Strong (+2)	Strong (+1)
Risk position	Moderate (-1)	Adequate (0)
Funding and liquidity	Adequate and Adequate(0)	Adequate and Adequate(0)
Comparable ratings analysis	0	0
Support	0	0
ALAC support	0	0
GRE support	0	0
Group support	0	0
Sovereign support	0	0
Additional factors	0	-1

Tata Capital Ltd.

(Primary analyst: Shinoy Varghese)

The raising of our ratings on Tata Capital follows a similar rating action on India. At the same time, we revised upward our assessment of Tata Capital's SACP to 'bbb-' from 'bb+' to reflect our view that the company will be able to sustain its strengthened capital levels over the next 12-24 months.

We expect Tata Capital to maintain its RAC sustainably in the strong category (10%-15%) over the next 12-24 months, compared with 12.1% as of March 31, 2025, benefiting from lower risk weights because risks are recalibrated to reflect India's improved economic environment and the upgrade of the sovereign.

Additionally, the capital levels should also benefit from the INR17.5 billion rights issue in July and an upcoming IPO. We believe Tata's strengthened capital will be sufficient to sustain its high loan growth of 23%-25% over the next two years. As such we have revised our capital and earnings assessment for the company to strong from adequate.

Outlook

The stable outlook on Tata Capital reflects our view that the company will continue to benefit from being part of the Tata group. Tata Capital's linkages with a strong brand should help the company to solidify its market position while maintaining a good capital position and average asset quality over the next two years.

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Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

We expect Tata Capital's RAC ratio to remain sustainably above 10% over the next 24 months, benefiting from the upcoming IPO.

Downside scenario

For us to downgrade Tata Capital, we would need to lower the SACP by three notches, which we view as unlikely in next 12-24 months. Pressure on the SACP could emerge if the company's asset quality deteriorates materially; for instance, if the credit cost were to exceed 1.5% on a sustained basis.

Upside scenario

An upgrade of Tata Capital would require an improvement in wider group's credit worthiness as well as the sovereign credit ratings on India, which we view as unlikely in the next 12-24 months.

Rating Component Scores
	To	From
Issuer credit rating	BBB/Stable/A-2	BBB-/Positive/A- 3
SACP	bbb-	bb+
Anchor	bb+	bb+
Business position	Adequate (0)	Adequate (0)
Capital and earnings	Strong (+1)	Adequate (0)
Risk position	Adequate (0)	Adequate (0)
Funding and liquidity	Adequate & Adequate (0)	Adequate & Adequate (0)
Comparable ratings analysis	0	0
Support	+1	+1
ALAC support	0	0
GRE support	0	0
Group support	Strategically important (+1)	Strategically important (+1)
Sovereign support	0	0
Additional factors	0	0

L&T Finance Ltd.

(Primary analyst: Sue Ong)

Our upgrade on L&T Finance follows a similar rating action on the India sovereign rating.

At the same time, we revised upwards our assessment of L&T Finance's SACP to 'bbb-' from 'bb+' to reflect our view that the company will maintain its strengthened capital levels over the next 12- 24 months. We estimate L&T Finance's RAC ratio will be 15%-20% over the next two years, benefiting from the improving economic conditions in India. Its RAC ratio was 19.7% as of March 31, 2025.

We expect L&T Finance's risk profile to improve as the company shifts toward more diversified retail lending. Economic growth should also help reduce legacy wholesale and security receipt exposures. Credit costs, while improving, will likely remain on the higher side compared with those of some rated peers, given the company's focus on loans to more vulnerable borrowers.

www.spglobal.com/ratingsdirect	August 14, 2025	13

Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

Outlook

The stable rating outlook reflects our expectation that L&T Finance will continue to benefit from being part of the Larsen & Toubro group. The company's linkages with the strong Larsen & Toubro brand should help solidify its market position, and access preferential funding sources while maintaining a good capital position over the next two years.

Downside scenario

We could downgrade L&T Finance if its relationship with Larsen & Toubro group weakens substantially.

Upside scenario

We consider an upgrade to be less likely over the next few years because it would require an upgrade of parent Larsen & Toubro and raising our sovereign credit ratings on India.

Rating Component Scores
	To	From
Issuer credit rating	BBB/Stable/A-2	BBB-/Positive/A-3
SACP	bbb-	bb+
Anchor	bb+	bb+
Business position	Adequate (0)	Adequate (0)
Capital and earnings	Very Strong (+2)	Strong (+1)
Risk position	Moderate (-1)	Moderate (-1)
Funding and liquidity	Adequate and Adequate (0)	Adequate and Adequate (0)
Comparable ratings analysis	0	0
Support	+1	+2
ALAC support	0	0
GRE support	0	0
Group support	Strategically important (+1)	Strategically important (+2)
Sovereign support	0	0
Additional factors	0	-1

BICRA Snapshot
	To	From
BICRA group	5	5
Economic risk	5	6
Economic resilience	4	4
Economic imbalances	2	2
Credit risk in the economy	4	5
Trend	Stable	Stable
Industry risk	5	5
Institutional framework	4	4
Competitive dynamics	4	4
Systemwide funding	2	2

www.spglobal.com/ratingsdirect	August 14, 2025	14

Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

BICRA Snapshot

To From
Trend	Stable Stable

Banking Industry Country Risk Assessment (BICRA) economic risk and industry risk scores are on a scale from 1 (lowest risk) to 10 (highest risk). For more details on our BICRA scores on banking industries across the globe, please see "Banking Industry Country Risk Assessment Update," published monthly on RatingsDirect.

Related Criteria

•	General Criteria: Hybrid Capital: Methodology And Assumptions, Feb. 10, 2025

•	Criteria | Financial Institutions | General: Risk-Adjusted Capital Framework Methodology, April 30, 2024

•	Criteria | Financial Institutions | General: Financial Institutions Rating Methodology, Dec. 9, 2021

•	Criteria | Financial Institutions | Banks: Banking Industry Country Risk Assessment Methodology And Assumptions, Dec. 9, 2021

•	General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2021

•	General Criteria: Group Rating Methodology, July 1, 2019

•	General Criteria: Methodology For Linking Long-Term And Short-Term Ratings, April 7, 2017

•	General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015

•	General Criteria: Ratings Above The Sovereign--Corporate And Government Ratings: Methodology And Assumptions, Nov. 19, 2013

•	General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

Related Research

•	India Upgraded To 'BBB' On Economic Resilience And Sustained Fiscal Consolidation; Outlook Stable, Aug. 14, 2025

•	India's New Rules On Gold-Backed Loans May Reshape The Competitive Landscape, June 19, 2025

•	Indian Microfinance Will Benefit From A Rain Check On Growth Plans, March 25, 2025

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at https://disclosure.spglobal.com/ratings/en/regulatory/ratings-criteria for further information. A description of each of S&P Global Ratings'rating categories is contained in "S&P Global Ratings Definitions" at https://disclosure.spglobal.com/ratings/en/regulatory/article/-/view/sourceId/504352. Complete ratings information is available to RatingsDirect subscribers at www.capitaliq.com. All ratings referenced herein can be found on S&P Global Ratings'public website at www.spglobal.com/ratings.

www.spglobal.com/ratingsdirect	August 14, 2025	15

Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

Contact List

Primary Contact Nikita Anand Singapore 65-6216-1050 nikita.anand @spglobal.com	Primary Contact Deepali V Seth Chhabria Mumbai 912261373187 deepali.seth @spglobal.com	Primary Contact Shinoy Varghese Singapore 65-6597-6247 shinoy.varghese1 @spglobal.com

Primary Contact Aurick Soh Singapore 65-6216-1134 aurick.soh @spglobal.com	Primary Contact Sue Ong Singapore 65-6216-1082 sue.ong @spglobal.com	Primary Contact Geeta Chugh Mumbai 912233421910 geeta.chugh @spglobal.com

www.spglobal.com/ratingsdirect	August 14, 2025	16

Ten Indian Financial Institutions Upgraded Following Sovereign Action; Outlooks Stable

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www.spglobal.com/ratingsdirect	August 14, 2025	17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: August 14, 2025
	By:	/s/ Vivek Ranjan
		Name:	Vivek Ranjan
		Title:	Associate Leadership Team

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India